SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

July 22, 2008

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone Company, dated July 22, 2008 regarding “Ericsson reports second quarter results.”

SECOND QUARTER REPORT

July 22, 2008

Ericsson reports second

quarter results

•         Sales SEK 48.5 (47.6) b., 7% growth in constant currencies, SEK 92.7 (89.8) b. first six months

•         Operating income SEK 4.71) (9.3) b., excl. restructuring charges of SEK 1.8 b., SEK 9.0 (17.4) b. first six months, excl. restructuring charges of SEK 2.6 b.

•         Operating margin 9.7%1) (19.4%), excl. restructuring charges of SEK 1.8 b., 9.7% (19.4%) first six months, excl. restructuring charges of SEK 2.6 b.

•         Cash flow SEK 8.5 (4.2) b., SEK 13.3 (8.8) b. first six months

•         Net income2) SEK 1.91) (6.4) b., incl. restructuring charges of SEK 1.8 b., SEK 4.5 (12.2) b. first six months, incl. restructuring charges of SEK 2.6 b.

•         Earnings per share2) SEK 0.601) (2.02) 3), SEK 1.43 (3.85) 3) first six months

1)      Includes a capital gain of SEK 0.2 b. from divestment of enterprise PBX operations

2)      Attributable to stockholders of the Parent Company, excluding minority interests.

3)      A reverse split 1:5 was made in June 2008. Comparable figures restated accordingly.

CEO COMMENTS

“The overall business activity shows stable development,” said Carl-Henric Svanberg, President and CEO of Ericsson (NASDAQ:ERIC). “With no major changes in the market environment, we still find it prudent to plan for a flattish mobile infrastructure market in 2008 and our focus on adjusting our cost base remains.

Sales have continued to pick up in the US, Western Europe has remained slow while we see good development in most high-growth markets. The continued decline of the USD impacts sales growth and margins negatively also in this quarter.

Networks showed a sequential margin improvement despite a continued high proportion of buildouts of new networks in high-growth markets, including accelerating volumes to India. Professional Services continues to develop favorably with stable margins and Multimedia shows good growth with a lower operating loss.

In the wireless market, expansions of GSM, buildouts of HSPA and early discussions on LTE continue in parallel and these technologies will coexist for many years. Access to telephony as well as Internet, with multimedia solutions for e-business, e-health, e-learning, e-banking etc, are key elements for sustainable development. This is driving buildouts of mobile communications in high-growth markets as well as the buildout of broadband in mature markets” said Carl-Henric Svanberg.

1

SECOND QUARTER REPORT

July 22, 2008

FINANCIAL HIGHLIGHTS

Income statement and cash flow

	Second quarter					First quarter			Six months
SEK b.	20081)		2007		Change	20081)		Change	20081)		2007		Change
Net sales	48.5		47.6		2%	44.2		10%	92.7		89.8		3%
Gross margin	37.0%		43.0%		—	38.6%		—	37.8%		43.0%		—
EBITDA margin	14.9%		23.9%		—	14.7%		—	14.8%		23.8%		—
Operating income	4.7		9.3		-49%	4.3		10%	9.0		17.4		-48%
Operating margin	9.7%		19.4%		—	9.7%		—	9.7%		19.4%		—
Operating margin excl Sony Ericsson	9.7%		16.4%		—	7.7%		—	8.7%		16.0%		—
Income after financial items	4.7		9.3		-49%	4.5		5%	9.2		17.5		-48%
Net income 3)	1.9	2)	6.4		-70%	2.6	2)	-28%	4.5	2)	12.2		-63%
EPS, SEK 3)	0.60	2)	2.02	4)	-70%	0.83	2) 4)	-28%	1.43	2)	3.85	4)	-63%
Cash flow from operating activities	8.5		4.2		—	4.7		—	13.3		8.8		—
Cash flow excl. Sony Ericsson dividend/advances	8.5		1.7		—	2.5		—	11.1		2.7		—

1)	Excluding restructuring charges of SEK 1.8 b. in the second quarter 2008 and SEK 0.8 b. in the first quarter 2008.
2)	Including restructuring charges.
3)	Attributable to stockholders of the Parent Company, excluding minority interests
4)	A reverse split 1:5 was made in June 2008. Comparable figures are restated accordingly

Sales growth in constant currencies is estimated to 7% year-over-year. Sales were up 2% year-over-year including negative effects from the continued decline in USD. Effects of acquisitions and divestments equaled out in the quarter.

Gross margin amounted to 37.0% (43.0%) and declined year-over-year, mainly due to the shift in business mix with a high proportion of new network buildouts. Sales related to software and IPRs were back to a more normal level after last quarter’s slightly higher level.

Operating expenses amounted to SEK 14.0 (13.1) b. in the quarter. The increase year-over-year is mainly attributable to acquired companies, including amortization of intangibles, and increased R&D investments.

Operating income amounted to SEK 4.7 (9.3) b. in the quarter, including a capital gain of SEK 0.2 b. from the divestment of the enterprise PBX solutions business. Sony Ericsson’s pre-tax profit contributed SEK 0.0 (1.5) b. to Group operating income in the quarter.

Cash flow from operating activities reached SEK 8.5 (4.2) b. The working capital was flat despite higher sales. Collections have been strong and days sales outstanding have decreased by 3 days to 107 in the quarter. Current liabilities increased significantly during the quarter, some of which are normal fluctuations due to project activities. The increase was mainly due to increased payables, accrued expenses and various other current liabilities. As a result, cash conversion amounted to 193% (35%).

Cash flow from investing activities was SEK -2.0 (-7.9) b. in the quarter, including a positive impact of SEK 0.6 b. from the divestment of the enterprise PBX solutions business.

2

SECOND QUARTER REPORT

July 22, 2008

Balance sheet and other performance indicators

SEK b.	Six months 2008		Three months 2008		Full year 2007
Net cash	27.9		28.3		24.3
Interest-bearing provisions and liabilities	29.2		32.0		33.4
Trade receivables	56.7		56.4		60.5
Days sales outstanding	107		110		102
Inventory	26.6		24.5		22.5
Of which work in progress	16.3		13.8		12.5
Inventory turnover	4.7	1)	4.6	1)	5.2
Payable days	56		57		57
Customer financing, net	2.4		2.7		3.4
Return on capital employed	12	%1)	12	%1)	21%
Equity ratio	55%		56%		55%

1)	Excluding effects from restructuring.

Deferred tax assets increased in the quarter by SEK 1.2 b. to SEK 12.8 (11.6) b.

During the quarter, approximately SEK 1.3 b. of provisions were utilized related to warranty and project related commitments, restructuring activities and other. Additions of SEK 2.7 b. were made, of which SEK 0.9 b. related to restructuring. Reversals of SEK 0.2 b. were made. Consequently, the net impact on operating income excluding restructuring charges was negative by SEK 1.6 b.

Cost reductions

As announced in the fourth quarter report 2007, cost reductions of SEK 4 b. in annual savings are being made. These reductions will have full effect in 2009. Restructuring charges are estimated to SEK 4 b. in total and will be recognized as each activity is decided.

During the quarter, restructuring charges of SEK 1.8 b. were recognized, of which SEK 0.9 b. was added to provisions. The charges cover product- and supply rationalization, with some consequences for capitalized development. The charges also covers costs for lay offs in Western Europe, including Sweden. Year-to-date, restructuring charges of SEK 2.6 b. have been recognized.

Restructuring charges	2008
Isolated quarters, SEK b.	Q2	Q1
Cost of sales	-0.6	-0.2
Research and development expenses	-1.1	-0.6
Selling and administrative expenses	-0.1	-0.0
Total	-1.8	-0.8

3

SECOND QUARTER REPORT

July 22, 2008

SEGMENT RESULTS

Networks

Sales in Networks were down 1% year-over-year. The continued USD decline contributed negatively to the sales development. There is a steady demand for GSM equipment in high-growth markets, especially in Asia, which drives the growth for network rollout services. The margins improved slightly sequentially. Still, the proportion of buildouts of new networks in high-growth markets, including accelerating volumes in India, remains high and puts pressure on Networks’ margins. Sales related to software and IPRs in the quarter returned to a more normal level.

The EBITDA margin was 15% (24%).

	Second quarter				First quarter		Six months
SEK b.	20081)		2007	Change	20081) 2)	Change	20081)	2007	Change
Networks sales	33.3		33.7	-1%	30.0	11%	63.3	63.0	0%
Of which network rollout	4.8		4.3	11%	4.5	6%	9.3	8.1	15%
Operating margin	10%		19%	—	9%	—	9%	18%	—
EBITDA margin	15%		24%	—	15%	—	15%	24%	—
Professional Services sales	11.0		10.3	7%	10.0	10%	21.0	19.8	6%
Of which managed services	3.4		2.9	17%	3.1	10%	6.5	5.5	19%
Operating margin	14%		15%	—	14%	—	14%	15%	—
EBITDA margin	16%		16%	—	16%	—	16%	16%	—
Multimedia sales	4.2		3.6	16%	4.2	2%	8.4	7.0	20%
Operating margin	-1%		0%	—	-12%	—	-6%	4%	—
EBITDA margin	13	%3)	5%	—	-6%	—	4%	7%	—
Total sales	48.5		47.6	2%	44.2	10%	92.7	89.8	3%

1)      Excluding effects from restructuring.

2)      First quarter 2008 is restated for the transfer of the IPX operations from Professional Services to Multimedia.

3)      Affected by SEK 0.2 b. due to changed allocation of capitalized development expenses.

Redback’s international sales show good development while sales in US are down. Redback technology is being gradually integrated into Ericsson’s product development.

Professional Services

Sales in Professional Services grew by 7% year-over-year. In the quarter, the IPX operations were transferred to segment Multimedia, negatively impacting Professional Services sales by 2%-points year-over-year. Adjusted for this and in constant currencies, sales growth amounted to 11%. Operating margin was stable sequentially.

Managed services sales increased both year-over-year and sequentially, despite the reduced scope of the 3 UK contract announced in the fourth quarter 2007. During the quarter, six new contracts were signed. The total number of subscribers in managed operations now amount to 210 million, of which more than 50% are in high-growth markets.

Multimedia

Sales growth was 16% year-over-year despite the decline in USD. Effects from divested activities more or less offset the sales effects of acquired businesses and the transfer of the IPX operations. Operating income was slightly below break even level. The income includes the previously announced capital gain of SEK 0.2 b. from the divestment of the enterprise PBX solutions business.

4

SECOND QUARTER REPORT

July 22, 2008

Tandberg Television and LHS show encouraging development. Multimedia is still in its build-up phase and sales and results will fluctuate between quarters.

Sony Ericsson Mobile Communications

For information on transactions with Sony Ericsson Mobile Communications, please see Financial statements and Additional information.

	Second quarter			First quarter		Six months
EUR m.	2008	2007	Change	2008	Change	2008	2007	Change
Number of units shipped (m.)	24.4	24.9	-2%	22.3	9%	46.7	46.7	0%
Average selling price (EUR)	116	125	-7%	121	-4%	118	129	-9%
Net sales	2,820	3,112	-9%	2,702	4%	5,522	6,037	-9%
Gross margin	23%	30%	—	29%	—	26%	30%	—
Operating margin	0%	10%	—	7%	—	3%	11%	—
Income before taxes	8	327	-98%	193	-96%	201	689	-71%
Net income	6	220	-97%	133	-95%	139	474	-71%

Units shipped in the quarter reached 24.4 million. Sales for the quarter were EUR 2,820 m., representing a year-over-year decrease of 9% due to exchange rate fluctuations, continued slowing market growth in mid-to-high end phones and increased competition. Gross margin also decreased, reflecting a less favorable product mix, particularly in Europe, and increased price competition in general. Income before taxes for the quarter was EUR 8 m. Net income for the quarter was EUR 6 m.

Sony Ericsson is targeting EUR 300 million in cost savings on an annual basis with full effect expected to appear within a year and restructuring charges of the same magnitude as annual savings. Challenging market conditions are expected to prevail for Sony Ericsson for at least the rest of 2008, and in particular for the third quarter.

Ericsson’s share in Sony Ericsson’s income before tax was SEK 0.0 (1.5) b. in the quarter.

REGIONAL OVERVIEW

	Second quarter			First quarter		Six months
Sales, SEK b.	2008	2007	Change	2008	Change	2008	2007	Change
Western Europe	12.1	12.4	-3%	11.7	4%	23.8	24.9	-5%
Central and Eastern Europe, Middle East and Africa	11.2	11.5	-2%	11.1	1%	22.4	22.5	0%
Asia Pacific	15.8	16.6	-5%	12.9	22%	28.7	28.9	-1%
Latin America	5.0	4.1	21%	4.2	19%	9.1	7.4	23%
North America	4.4	3.0	47%	4.3	2%	8.7	6.1	43%

Sales in Western Europe declined year-over-year. Operators launching HSPA are experiencing strong traffic growth but most have not yet exhausted the initial capacity installed during the coverage buildout. The continued tariff competition drives fixed-to-mobile broadband migration. The Nordic and Baltic region showed good sales growth while the rest of Western Europe showed mixed development, with lower business activity in markets such as the UK and Spain offsetting the growth in other countries.

5

SECOND QUARTER REPORT

July 22, 2008

Sales in Central and Eastern Europe, Middle East and Africa declined somewhat year-over-year. The business activity is high with continued buildout of mobile communications throughout the region. In the period, however, sales were down in parts of Eastern Europe and Middle East. The region is characterized by continued roll out of 2G network coverage in rural areas combined with increasing deployments of 3G in urban areas. In addition, there is a growing interest in managed services.

Asia Pacific sales were down 5% year-over-year. Excluding Australia and Japan, sales were up 6%. Australia was down due to completion of major network deployments last year. In Japan, the network rollout continues although sales vary between quarters. The business activity is generally high in the region with particularly strong growth in India, where rollout of new networks accelerates. Sales in China showed stable development and the decline year-over-year reflects a tough comparison with a strong second quarter 2007.

Latin American sales were up 21% year-over-year with particularly strong development in Brazil, Mexico and Chile. The region is driven by continued 2G expansions, 3G rollouts and increased demand for managed services. In parallel, there is a growing wireline modernization, including investments in optical and fiber access.

North American sales were up 47% year-over-year as a result of increased operator spending on triple play and HSPA. Consumers show a quickly growing interest in fixed and mobile broadband and related services. The strong growth also reflects the lower sales volumes previous year.

MARKET DEVELOPMENT

Growth rates are based on Ericsson and market estimates.

There is continued strong underlying growth in fixed and mobile broadband subscriptions. There is good momentum for HSPA, with ongoing rollouts across the world, and the support for LTE has been further strengthened with Chinese operators committing to the standard.

The industry consolidation among operators and our competitors continues and the price competition is intense. Large mergers and network sharing result in short-term effects on operator investments. During the quarter, the Chinese telecom reform was announced and it is expected that 3G licenses will be issued once the reform is implemented. The tariff competition among operators continues to be strong in many markets, with price plans moving toward bundles and flat plans.

Mobile subscriptions grew by some 170 million in the quarter to a total of 3.66 billion. 236 million are WCDMA subscriptions, up by 31 million in the second quarter. There are 220 WCDMA networks in 94 countries, of which 198 networks are upgraded to HSPA.

In the twelve-month period ending March 31, 2008, fixed broadband connections grew by 21% to more than 352 million.

6

SECOND QUARTER REPORT

July 22, 2008

PLANNING ASSUMPTIONS

Unchanged industry fundamentals and consumer behavior support a positive longer-term outlook. For 2008, we continue to plan for a flattish development in the mobile infrastructure market while the professional services market is expected to show good growth.

PARENT COMPANY INFORMATION

Net sales for the six-month period amounted to SEK 3.1 (1.7) b. and income after financial items was SEK 7.0 (8.3) b.

Major changes in the Parent Company’s financial position in the six-month period include decreased current and non-current receivables from subsidiaries of SEK 10.8 b. and increased cash and bank and short-term investments of SEK 1.9 b. Notes and bond loans decreased by SEK 3.3 b. and current and non-current liabilities to subsidiaries decreased by SEK 3.9 b. During the second quarter, the dividend payment of SEK 8.0 b. decided by the Annual General Meeting, was made. As per June 30, 2008, cash and bank and short-term investments amounted to SEK 47.5 (45.6) b.

Major transactions and balances with related parties for the first six months include the following with Sony Ericsson Mobile Communications: revenues of SEK 0.8 (1.2) b.; receivables of SEK 0.5 (0.2) b.; received dividend of SEK 2.2 (2.6) b.

In accordance with the conditions of the Stock Purchase Plans and Option Plans for Ericsson employees, 1,541,217 shares from treasury stock, after adjustment for the reverse split, were sold or distributed to employees during the second quarter. The holding of treasury stock at June 30, 2008 was 43,398,701 shares of Class B.

OTHER INFORMATION

New Head of Business Unit Networks

Johan Wibergh has been appointed Senior Vice President and Head of Business Unit Networks effective July 1, 2008.

Reverse split

Ericsson’s Annual General Meeting resolved on a reverse split 1:5 of the company’s shares. The first day of trading in the company’s A and B shares after the reverse split was June 2, 2008. The record date for the reverse split was June 4, 2008. In the reverse split, five shares of class A and five shares of class B, respectively, were consolidated into one share of class A and one share of class B, respectively. Further, the ratio between the B share and an American Depositary Share (ADS), traded on NASDAQ, was changed to 1:1.

Divestment of enterprise PBX solutions business

On May 1, 2008, the enterprise PBX solutions business was divested to Aastra Technologies. Sales in 2007 amounted to approximately SEK 3.0 b. The capital gain was SEK 0.2 b. The deal was announced on February 18, 2008.

Divestment of shares in Symbian

On June 24, 2008, Ericsson announced that it will accept Nokia’s cash offer to acquire Ericsson’s shares in Symbian Limited. Ericsson owns 15.6% of the shares. The divestment is expected to be completed in the second half of 2008. The book value of

7

SECOND QUARTER REPORT

July 22, 2008

the shares has been increased by 0.8 b. to fair value, which is reported directly in equity. The capital gain is estimated to be approximately EUR 75 m. and will be recognized through the income statement when the transaction takes place. Sony Ericsson will also accept Nokia’s cash offer.

Assessment of risk environment

Ericsson’s operational and financial risk factors and exposures are described under “Risk factors” in our Annual Report 2007. However, the increased activities related to the new Multimedia segment may result in a more volatile quarterly sales pattern. Specific additional risks for the near term are associated with the acquisitions made during 2007, as a timely and effective integration of these is essential to make them accretive as planned.

Risk factors and exposures in focus for the Parent Company and the Ericsson Group for the forthcoming six-month period include: unfavorable product mix in the Networks segment with reduced sales of software, upgrades and extensions and an increased proportion of new network build-outs and break-in contracts, which may result in lower gross margins and/or working capital build-up, which in turn puts pressure on our cash conversion rate; variability in the seasonality could make it more difficult to forecast future sales; effects of the ongoing industry consolidation among the Company’s customers as well as between our largest competitors, e.g. intensified price competition; changes in foreign exchange rates, in particular a continued weakness or further deterioration of the USD/SEK rate; increases in interest rates and the potential effect on operators’ willingness to invest in network development; and continued political unrest or instability in certain markets.

Ericsson conducts business in certain countries which are subject to trade restrictions or which are focused on by certain investors. We stringently follow all relevant regulations and trade embargos applicable to us in our dealings with customers operating in such countries. Moreover, Ericsson operates globally in accordance with Group level policies and directives for business ethics and conduct. In no way should our business activities in these countries be construed as supporting a particular political agenda or regime. We have activities in such countries mainly due to that certain customers with multi-country operations put demands on us to support them in all of their markets.

Please refer further to Ericsson’s Annual Report 2007, where we describe our risks and uncertainties along with our strategies and tactics to mitigate the risk exposures or limit unfavorable outcomes.

8

SECOND QUARTER REPORT

July 22, 2008

BOARD ASSURANCE

The Board of Directors and the CEO certify that the financial report for the first six months gives a fair view of the performance of the business, position and profit or loss of the Company and the Group, and describes the principal risks and uncertainties that the Company and the companies in the Group face.

Stockholm, July 22, 2008

Telefonaktiebolaget LM Ericsson (publ)

Org. Nr. 556016-0680

Sverker Martin-Löf Deputy chairman	Michael Treschow Chairman	Marcus Wallenberg Deputy chairman

Roxanne S. Austin Member of the board	Sir Peter L. Bonfield Member of the board	Anders Nyrén Member of the board

Börje Ekholm Member of the board	Ulf J. Johansson Member of the board	Nancy McKinstry Member of the board

Anna Guldstrand Member of the board	Monica Bergström Member of the board	Jan Hedlund Member of the board

Carl-Henric Svanberg Member of the board and President and CEO

9

SECOND QUARTER REPORT

July 22, 2008

AUDITORS’ REVIEW REPORT

We have reviewed this report for the period January 1 to June 30, 2008, for Telefonaktiebolaget LM Ericsson (publ). The board of directors and the CEO are responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 and the Annual Accounts Act. Our responsibility is to express a conclusion on this interim financial information based on our review.

We conducted our review in accordance with the Standard on Review Engagements SÖG 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity, issued by FAR. A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing in Sweden, RS, and other generally accepted auditing practices. The procedures performed in a review do not enable us to obtain a level of assurance that would make us aware of all significant matters that might be identified in an audit. Therefore, the conclusion expressed based on a review does not give the same level of assurance as a conclusion expressed based on an audit.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not, in all material respects, in accordance with IAS 34 and the Annual Accounts Act.

Stockholm, July 22, 2008

PricewaterhouseCoopers AB

Bo Hjalmarsson Authorized Public Accountant Lead partner	Peter Clemedtson Authorized Public Accountant

Date for next report: October 24, 2008

EDITOR’S NOTE

To read the complete report with tables, please go to: www.ericsson.com/investors/financial_reports/2008/6month08-en.pdf

Ericsson invites media, investors and analysts to a press conference at the Ericsson headquarters, Torshamnsgatan 23, Stockholm, at 09.00 (CET), July 22.

An analysts, investors and media conference call will begin at 14.00 (CET).

Live webcasts of the press conference and conference call as well as supporting slides will be available at www.ericsson.com/press and www.ericsson.com/investors.

10

SECOND QUARTER REPORT

July 22, 2008

FOR FURTHER INFORMATION, PLEASE CONTACT

Henry Sténson, Senior Vice President, Communications

Phone: +46 8 719 4044

E-mail: investor.relations.se@ericsson.com or press.relations@ericsson.com

Investors	Media
Gary Pinkham, Vice President,	Åse Lindskog, Vice President,
Investor Relations	Head of Media Relations
Phone: +46 8 719 0000	Phone: +46 8 719 9725, +46 730 244 872
E-mail: investor.relations.se@ericsson.com	E-mail: press.relations@ericsson.com

Susanne Andersson,	Ola Rembe, Vice President,
Investor Relations	Phone: +46 8 719 9727, +46 730 244 873
Phone: +46 8 719 4631	E-mail: press.relations@ericsson.com
E-mail: investor.relations.se@ericsson.com

Andreas Hedemyr,
Investor Relations
Phone: +46 8 404 37 48
E-mail: investor.relations.se@ericsson.com

Telefonaktiebolaget LM Ericsson (publ)
Org. number: 556016-0680
Torshamnsgatan 23
SE-164 83 Stockholm
Phone: +46 8 719 00 00 www.ericsson.com

11

SECOND QUARTER REPORT

July 22, 2008

Disclosure Pursuant to the Swedish Securities Markets Act

Ericsson discloses the information provided herein pursuant to the Securities Markets Act. The information was submitted for publication at 07.30 CET, on July 22, 2008.

Safe Harbor Statement of Ericsson under the US Private Securities Litigation Reform Act of 1995;

All statements made or incorporated by reference in this release, other than statements or characterizations of historical facts, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by us. Forward-looking statements can often be identified by words such as “anticipates”, “expects”, “intends”, “plans”, “predicts”, “believes”, “seeks”, “estimates”, “may”, “will”, “should”, “would”, “potential”, “continue”, and variations or negatives of these words, and include, among others, statements regarding: (i) strategies, outlook and growth prospects; (ii) positioning to deliver future plans and to realize potential for future growth; (iii) liquidity and capital resources and expenditure, and our credit ratings; (iv) growth in demand for our products and services; (v) our joint venture activities; (vi) economic outlook and industry trends; (vii) developments of our markets; (viii) the impact of regulatory initiatives; (ix) research and development expenditures; (x) the strength of our competitors; (xi) future cost savings; (xii) plans to launch new products and services; (xiii) assessments of risks; (xiv) integration of acquired businesses; (xv) compliance with rules and regulations and (xvi) infringements of intellectual property rights of others.

In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements speak only as of the date hereof and are based upon the information available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Important factors that may cause such a difference for Ericsson include, but are not limited to: (i) material adverse changes in the markets in which we operate or in global economic conditions; (ii) increased product and price competition; (iii) reductions in capital expenditure by network operators; (iv) the cost of technological innovation and increased expenditure to improve quality of service; (v) significant changes in market share for our principal products and services; (vi) foreign exchange rate or interest rate fluctuations; and (vii) the successful implementation of our business and operational initiatives.

12

SECOND QUARTER REPORT

July 22, 2008

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

13

SECOND QUARTER REPORT

July 22, 2008

Consolidated Income Statement

	Apr - Jun			Jan - Jun
SEK million	2008	2007	Change	2008	2007	Change
Net sales	48,532	47,619	2%	92,707	89,775	3%
Cost of sales	-31,206	-27,166	15%	-58,562	-51,200	14%

Gross income	17,326	20,453	-15%	34,145	38,575	-11%
Gross margin %	35.7%	43.0%		36.8%	43.0%

Research and development expenses	-8,932	-7,208	24%	-17,498	-13,661	28%
Selling and administrative expenses	-6,271	-5,856	7%	-12,377	-11,178	11%

Operating expenses	-15,203	-13,064		-29,875	-24,839

Other operating income and expenses	704	389	81%	1,143	551	107%
Share in earnings of JV and associated companies	62	1,477	-96%	973	3,119	-69%

Operating income	2,889	9,255	-69%	6,386	17,406	-63%
Operating margin %	6.0%	19.4%		6.9%	19.4%

Financial income	503	322		1,168	878
Financial expenses	-511	-292		-984	-735

Income after financial items	2,881	9,285	-69%	6,570	17,549	-63%

Taxes	-835	-2,776		-1,905	-5,191

Net income	2,046	6,509	-69%	4,665	12,358	-62%

Net income attributable to:
Stockholders of the Parent Company	1,901	6,409		4,546	12,224
Minority interests	145	100		119	134

Other information
Average number of shares, basic (million) 1)	3,183	3,178		3,182	3,177
Earnings per share, basic (SEK) 1) 2)	0.60	2.02		1.43	3.85
Earnings per share, diluted (SEK) 1) 2)	0.59	2.01		1.42	3.83

1)	Reverse split 1:5 was made in June 2008. Comparable figures are restated accordingly.
2)	Based on Net income attributable to stockholders of the Parent Company

14

SECOND QUARTER REPORT

July 22, 2008

Consolidated Balance Sheet

SEK million	Jun 30 2008	Mar 31 2008	Dec 31 2007
ASSETS
Non-current assets
Intangible assets
Capitalized development expenses	2,693	3,305	3,661
Goodwill	21,140	21,165	22,826
Intellectual property rights, brands and other intangible assets	21,519	22,443	23,958

Property, plant and equipment	9,288	9,119	9,304

Financial assets
Equity in JV and associated companies	9,160	9,119	10,903
Other investments in shares and participations	1,625	728	738
Customer financing, non-current	508	734	1,012
Other financial assets, non-current	2,412	2,588	2,918

Deferred tax assets	12,799	11,593	11,690

	81,144	80,794	87,010

Current assets
Inventories	26,580	24,508	22,475

Trade receivables	56,696	56,436	60,492
Customer financing, current	1,842	1,947	2,362
Other current receivables	14,998	16,223	15,062

Short-term investments	26,411	24,891	29,406
Cash and cash equivalents	30,695	35,417	28,310

	157,222	159,422	158,107

Total assets	238,366	240,216	245,117

EQUITY AND LIABILITIES
Equity
Stockholders’ equity	129,228	133,693	134,112
Minority interests in equity of subsidiaries	977	866	940

	130,205	134,559	135,052

Non-current liabilities
Post-employment benefits	7,155	6,719	6,188
Provisions, non-current	311	373	368
Deferred tax liabilities	2,420	2,468	2,799
Borrowings, non-current	17,806	21,099	21,320
Other non-current liabilities	1,866	1,603	1,714

	29,558	32,262	32,389

Current liabilities
Provisions, current	10,795	9,683	9,358
Borrowings, current	4,217	4,211	5,896
Trade payables	18,297	16,571	17,427
Other current liabilities	45,294	42,930	44,995

	78,603	73,395	77,676

Total equity and liabilities	238,366	240,216	245,117

Of which interest-bearing liabilities and post-employment benefits	29,178	32,029	33,404

Net cash	27,928	28,279	24,312

Assets pledged as collateral	303	411	1,999
Contingent liabilities	1,104	1,144	1,182

15

SECOND QUARTER REPORT

July 22, 2008

Consolidated Statement of Cash Flows

	Apr - Jun		Jan - Jun		Jan -Dec
SEK million	2008	2007	2008	2007	2007
Operating activities
Net income	2,046	6,509	4,665	12,358	22,135
Adjustments to reconcile net income to cash
Taxes	-278	1,424	-590	1,135	1,119
Earnings/dividends in JV and associated companies	-41	1,915	1,695	411	-1,413
Depreciation, amortization and impairment losses	2,529	2,140	4,743	4,003	8,363
Other	169	33	-420	-131	-897

	4,425	12,021	10,093	17,776	29,307

Changes in operating net assets
Inventories	-1,906	-496	-4,817	-2,283	-445
Customer financing, current and non-current	371	94	1,031	-26	365
Trade receivables	-356	-2,276	1,926	-2,076	-7,467
Provisions and post-employment benefits	967	-507	1,538	-2,566	-4,401
Other operating assets and liabilities, net	5,043	-4,616	3,503	-2,029	1,851

	4,119	-7,801	3,181	-8,980	-10,097

Cash flow from operating activities	8,544	4,220	13,274	8,796	19,210

Investing activities
Investments in property, plant and equipment	-893	-1,024	-1,839	-1,792	-4,319
Sales of property, plant and equipment	108	38	317	77	152
Acquisitions/divestments of subsidiaries and other operations, net	602	-8,264	609	-23,960	-26,208
Product development	-422	-251	-755	-457	-1,053
Other investing activities	12	-42	216	-116	396
Short-term investments	-1,392	1,654	2,667	9,177	3,499

Cash flow from investing activities	-1,985	-7,889	1,215	-17,071	-27,533

Cash flow before financing activities	6,559	-3,669	14,489	-8,275	-8,323

Financing activities
Dividends paid	-8,008	-7,948	-8,014	-7,948	-8,132
Other financing activities	-3,581	11,323	-4,607	11,895	14,390

Cash flow from financing activities	-11,589	3,375	-12,621	3,947	6,258

Effect of exchange rate changes on cash	308	-337	517	-80	406

Net change in cash	-4,722	-631	2,385	-4,408	-1,659

Cash and cash equivalents, beginning of period	35,417	26,192	28,310	29,969	29,969

Cash and cash equivalents, end of period	30,695	25,561	30,695	25,561	28,310

16

SECOND QUARTER REPORT

July 22, 2008

Consolidated Statement of Recognized Income and Expense

	Jan - Jun		Jan -Dec
SEK million	2008	2007	2007
Income and expense recognized directly in equity
Actuarial gains and losses related to pensions	-1,079	1,417	1,208

Revaluation of other investments in shares and participations
Fair value measurement reported in equity	886	-1	2

Cash flow hedges
Fair value remeasurement of derivatives reported in equity	1,187	-541	584
Transferred to income statement for the period	-1,016	-628	-1,390

Changes in cumulative translation adjustments	-2,006	908	-797
Tax on items reported directly in/or transferred from equity	234	-72	-73

Total transactions reported directly in equity	-1,794	1,083	-466
Net income	4,665	12,358	22,135

Total income and expense recognized for the period	2,871	13,441	21,669

Attributable to:
Stockholders of the Parent Company	2,774	13,289	21,371
Minority interests	97	152	298

Other changes in equity:
Sale of own shares	71	32	62
Stock Purchase- and Stock Option Plans	225	256	509
Dividends paid
Stockholders of the Parent Company	-7,954	-7,943	-7,943
Minority interests	-60	-5	-189
Business combinations
Minority interests	—	-40	49

17

SECOND QUARTER REPORT

July 22, 2008

Consolidated Income Statement – Isolated Quarters

	2008		2007
SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	48,532	44,175	54,460	43,545	47,619	42,156
Cost of sales	-31,206	-27,356	-34,809	-28,050	-27,166	-24,034

Gross income	17,326	16,819	19,651	15,495	20,453	18,122
Gross margin %	35.7%	38.1%	36.1%	35.6%	43.0%	43.0%

Research and development expenses	-8,932	-8,566	-7,952	-7,229	-7,208	-6,453
Selling and administrative expenses	-6,271	-6,106	-7,238	-4,783	-5,856	-5,322

Operating expenses	-15,203	-14,672	-15,190	-12,012	-13,064	-11,775

Other operating income and expenses	704	439	781	402	389	162
Share in earnings of JV and associated companies	62	911	2,362	1,751	1,477	1,642

Operating income	2,889	3,497	7,604	5,636	9,255	8,151
Operating margin %	6.0%	7.9%	14.0%	12.9%	19.4%	19.3%

Financial income	503	665	510	389	322	556
Financial expenses	-511	-473	-517	-442	-292	-443

Income after financial items	2,881	3,689	7,597	5,583	9,285	8,264

Taxes	-835	-1,070	-1,774	-1,629	-2,776	-2,415

Net income	2,046	2,619	5,823	3,954	6,509	5,849

Net income attributable to:
Stockholders of the Parent Company	1,901	2,645	5,642	3,970	6,409	5,815
Minority interests	145	-26	181	-16	100	34

Other information
Average number of shares, basic (million) 1)	3,183	3,181	3,179	3,179	3,178	3,177
Earnings per share, basic (SEK) 1) 2)	0.60	0.83	1.77	1.25	2.02	1.83
Earnings per share, diluted (SEK) 1) 2)	0.59	0.83	1.77	1.24	2.01	1.79

1)	Reverse split 1:5 was made in June 2008. Comparable figures are restated accordingly.
2)	Based on Net income attributable to stockholders of the Parent Company.

18

SECOND QUARTER REPORT

July 22, 2008

Consolidated Statement of Cash Flows – Isolated Quarters

	2008		2007
SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Operating activities
Net income	2,046	2,619	5,823	3,954	6,509	5,849
Adjustments to reconcile net income to cash
Taxes	-278	-311	49	-65	1,424	-289
Earnings/dividends in JV and associated companies	-41	1,736	-2,033	209	1,915	-1,504
Depreciation, amortization and impairment losses	2,529	2,214	2,407	1,953	2,140	1,863
Other	169	-589	-829	63	33	-164

	4,425	5,669	5,417	6,114	12,021	5,755
Changes in operating net assets
Inventories	-1,906	-2,912	3,401	-1,563	-496	-1,787
Customer financing, current and non-current	371	660	467	-76	94	-120
Trade receivables	-356	2,282	-2,948	-2,443	-2,276	200
Provisions and post-employment benefits	967	571	-1,011	-824	-507	-2,059
Other operating assets and liabilities, net	5,043	-1,540	6,693	-2,813	-4,616	2,587

	4,119	-939	6,602	-7,719	-7,801	-1,179

Cash flow from operating activities	8,544	4,730	12,019	-1,605	4,220	4,576

Investing activities
Investments in property, plant and equipment	-893	-946	-1,656	-871	-1,024	-768
Sales of property, plant and equipment	108	209	62	13	38	39
Acquisitions/divestments of subsidiaries and other operations, net	602	7	196	-2,444	-8,264	-15,696
Product development	-422	-333	-359	-237	-251	-206
Other investing activities	12	204	604	-92	-42	-74
Short-term investments	-1,392	4,059	-5,745	67	1,654	7,523

Cash flow from investing activities	-1,985	3,200	-6,898	-3,564	-7,889	-9,182

Cash flow before financing activities	6,559	7,930	5,121	-5,169	-3,669	-4,606

Financing activities
Dividends paid	-8,008	-6	-7	-177	-7,948	—
Other financing activities	-3,581	-1,026	2,254	241	11,323	572

Cash flow from financing activities	-11,589	-1,032	2,247	64	3,375	572

Effect of exchange rate changes on cash	308	209	315	171	-337	257

Net change in cash	-4,722	7,107	7,683	-4,934	-631	-3,777

Cash and cash equivalents, beginning of period	35,417	28,310	20,627	25,561	26,192	29,969

Cash and cash equivalents, end of period	30,695	35,417	28,310	20,627	25,561	26,192

19

SECOND QUARTER REPORT

July 22, 2008

Parent Company Income Statement

	Apr - Jun		Jan - Jun
SEK million	2008	2007	2008	2007
Net sales	1,160	1,025	3,129	1,710
Cost of sales	-112	-6	-488	-9

Gross income	1,048	1,019	2,641	1,701

Operating expenses	-708	-421	-1,221	-722
Other operating income and expenses	726	673	1,355	1,143

Operating income	1,066	1,271	2,775	2,122

Financial net	1,517	2,989	4,230	6,183

Income after financial items	2,583	4,260	7,005	8,305

Transfers to (-) / from untaxed reserves
Taxes	-347	-315	-886	-721

Net income	2,236	3,945	6,119	7,584

Parent Company Balance Sheet

SEK million	Jun 30 2008	Dec 31 2007

ASSETS
Fixed assets
Intangible assets	2,797	2,989
Tangible assets	607	443
Financial assets	107,045	106,478

	110,449	109,910

Current assets
Inventories	79	84
Receivables	17,194	28,873
Cash, bank and short-term investments	47,537	45,608

	64,810	74,565

Total assets	175,259	184,475

STOCKHOLDERS’ EQUITY, PROVISIONS AND LIABILITIES
Equity
Restricted equity	47,624	47,624
Non-restricted equity	34,278	35,225

	81,902	82,849
Untaxed reserves	1,339	1,339

Provisions	1,103	1,057

Non-current liabilities	44,254	50,457

Current liabilities	46,661	48,773

Total stockholders’ equity, provisions and liabilities	175,259	184,475

Assets pledged as collateral	302	359
Contingent liabilities	12,015	9,650

20

SECOND QUARTER REPORT

July 22, 2008

Accounting Policies

The Group

This interim report is prepared in accordance with IAS 34. The term “IFRS” used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and International Financial Reporting Interpretations Committee (IFRIC).

New interpretation (IFRIC), endorsed by the EU

IFRIC 11 IFRS 2 – Group and Treasury Share Transactions requires a share-based payment arrangement in which a company receives goods or services as consideration for its own equity instruments to be accounted for as an equity-settled share-based payment transaction, regardless of how the equity instruments are obtained. IFRIC 11 is mandatory for the Company’s 2008 financial statements, with retrospective application required. It has not had any impact on the consolidated financial statements since the Company is not buying equity instruments from other parties to satisfy its obligations to its employees.

Renaming of recommendations issued by the Swedish Financial Accounting Standards Council

(Rådet för finansiell rapportering)

The Swedish Financial Accounting Standards Council issues recommendations in relation to matters that are unique for Sweden. These recommendations have from January 1, 2008, been given new names. The content of the renamed recommendations has not been changed.

Reverse split

The Annual General Meeting on April 9, 2008 resolved on a reverse split 1:5 of the Company’s shares. The reverse split has the effect that five shares of series A and five shares of series B, respectively, are consolidated into one share of series A and one share of series B, respectively. Numbers of shares and Earnings per share for comparison periods have been restated accordingly.

Changes in financial reporting structure

Operations related to product area Internet Payment Exchange have been transferred from Segment Professional Services to Segment Multimedia as from April 1, 2008. Financial statements for the first quarter 2008 have been restated accordingly. No restate is made for year 2007, as the amounts are not material.

The Parent Company

Recommendations issued by the Swedish Financial Accounting Standards Council (Rådet för finansiell rapportering), related to the Parent Company have been renamed. The content of the renamed recommendations has not been changed.

21

SECOND QUARTER REPORT

July 22, 2008

Net Sales by Segment by Quarter

	2008		2007
Isolated quarters, SEK million	Q2	Q11)	Q4	Q3	Q2	Q1
Networks	33,274	29,992	37,463	28,538	33,666	29,350
Of which Network rollout	4,776	4,520	6,444	4,002	4,309	3,752
Professional Services	11,018	10,011	12,134	10,995	10,257	9,516
Of which Managed services	3,416	3,112	3,318	3,352	2,910	2,592
Multimedia	4,240	4,172	4,868	4,017	3,650	3,370
Less: Intersegment sales	—	—	-5	-5	46	-80

Total	48,532	44,175	54,460	43,545	47,619	42,156

	2008		2007
Sequential change, percent	Q2	Q11)	Q4	Q3	Q2	Q1
Networks	11%	-20%	31%	-15%	15%	-25%
Of which Network rollout	6%	-30%	61%	-7%	15%	-32%
Professional Services	10%	-17%	10%	7%	8%	-10%
Of which Managed services	10%	-6%	-1%	15%	12%	3%
Multimedia	2%	-14%	21%	10%	8%	-26%

Total	10%	-19%	25%	-9%	13%	-22%

	2008		2007
Year over year change, percent	Q2	Q11)	Q4	Q3	Q2	Q1
Networks	-1%	2%	-4%	-2%	7%	5%
Of which Network rollout	11%	20%	16%	14%	26%	-4%
Professional Services	7%	5%	15%	26%	11%	15%
Of which Managed services	17%	20%	32%	50%	21%	11%
Multimedia	16%	24%	7%	31%	6%	19%

Total	2%	5%	0%	6%	6%	7%

	2008		2007
Year to date, SEK million	0806	08031)	0712	0709	0706	0703
Networks	63,266	29,992	129,017	91,554	63,016	29,350
Of which Network rollout	9,296	4,520	18,507	12,063	8,061	3,752
Professional Services	21,029	10,011	42,902	30,768	19,773	9,516
Of which Managed services	6,528	3,112	12,172	8,854	5,502	2,592
Multimedia	8,412	4,172	15,905	11,037	7,020	3,370
Less: Intersegment sales	—	—	-44	-39	-34	-80

Total	92,707	44,175	187,780	133,320	89,775	42,156

Year to date, year over year change, percent	2008		2007
	0806	08031)	0712	0709	0706	0703
Networks	0%	2%	1%	3%	6%	5%
Of which Network rollout	15%	20%	13%	11%	10%	-4%
Professional Services	6%	5%	16%	17%	13%	15%
Of which Managed services	19%	20%	28%	27%	16%	11%
Multimedia	20%	24%	14%	18%	12%	19%

Total	3%	5%	4%	6%	6%	7%

1)	First quarter 2008 is restated for the transfer of the IPX operations from Professional Services to Multimedia.

22

SECOND QUARTER REPORT

July 22, 2008

Operating Income by Segment by Quarter

	2008		2007
Isolated quarters, SEK million	Q2	Q12)	Q4	Q3	Q2	Q1
Networks	1,803	1,945	3,836	2,256	6,396	4,910
Professional Services	1,337	1,274	1,792	1,682	1,515	1,405
Multimedia	-172	-509	-439	42	-11	273
Phones	24	895	2,286	1,737	1,464	1,621
Unallocated 1)	-103	-108	129	-81	-109	-58

Total	2,889	3,497	7,604	5,636	9,255	8,151

	2008		2007
Year to date, SEK million	0806	08032)	0712	0709	0706	0703
Networks	3,748	1,945	17,398	13,562	11,306	4,910
Professional Services	2,611	1,274	6,394	4,602	2,920	1,405
Multimedia	-681	-509	-135	304	262	273
Phones	919	895	7,108	4,822	3,085	1,621
Unallocated 1)	-211	-108	-119	-248	-167	-58

Total	6,386	3,497	30,646	23,042	17,406	8,151

1)	“Unallocated” consists mainly of costs for corporate staffs, non-operational capital gains and losses.
2)	First quarter 2008 is restated for the transfer of the IPX operations from Professional Services to Multimedia.

Operating Margin by Segment by Quarter

	2008		2007
As percentage of net sales, isolated quarters	Q2	Q12)	Q4	Q3	Q2	Q1
Networks	5%	7%	10%	8%	19%	17%
Professional Services	12%	13%	15%	15%	15%	15%
Multimedia	-4%	-12%	-9%	1%	0%	8%

Total	6%	8%	14%	13%	19%	19%

As percentage of net sales, Year to date	2008		2007
	0806	08032)	0712	0709	0706	0703
Networks	6%	7%	13%	15%	18%	17%
Professional Services	12%	13%	15%	15%	15%	15%
Multimedia	-8%	-12%	-1%	3%	4%	8%

Total	7%	8%	16%	17%	19%	19%

Calculation not applicable for segment Phones and Unallocated.

2)	First quarter 2008 is restated for the transfer of the IPX operations from Professional Services to Multimedia.

Number of Employees

	2008		2007
Year to Date	0806	0803	0712	0709	0706	0703
Western Europe 1)	42,000	42,100	41,500	40,300	39,600	38,050
Central & Eastern Europe, Middle East & Africa	8,000	7,700	7,350	6,850	6,200	6,600
Asia Pacific	13,700	13,450	13,100	12,350	11,650	11,000
Latin America	6,600	6,250	6,550	6,000	5,050	4,600
North America	5,500	5,500	5,500	5,450	5,000	4,900

Total	75,800	75,000	74,000	70,950	67,500	65,150

____________
1) Of which Sweden	20,250	20,200	19,800	19,450	19,300	18,900

23

SECOND QUARTER REPORT

July 22, 2008

EBITDA by Segment by Quarter

	2008		2007
Isolated quarters, SEK million	Q21)	Q12)	Q4	Q3	Q2	Q1
Networks	3,510	3,690	5,767	3,846	8,183	6,643
Professional Services	1,589	1,480	1,988	1,828	1,689	1,494
Multimedia	400	-246	-159	260	167	314
Phones	24	895	2,286	1,737	1,464	1,621
Unallocated 3)	-103	-108	129	-81	-109	-58

Total	5,420	5,711	10,011	7,590	11,394	10,014

	2008		2007
Year to date, SEK million	0806	08032)	0712	0709	0706	0703
Networks	7,200	3,690	24,439	18,672	14,826	6,643
Professional Services	3,069	1,480	6,999	5,011	3,183	1,494
Multimedia	154	-246	582	741	481	314
Phones	919	895	7,108	4,822	3,085	1,621
Unallocated 3)	-211	-108	-119	-248	-167	-58

Total	11,131	5,711	39,009	28,998	21,408	10,014

1)	Second quarter 2008 for Multimedia is effected by SEK 156 m. due to changed allocation of capitalized development expenses.
2)	First quarter 2008 is restated for the transfer of the IPX operations from Professional Services to Multimedia.
3)	“Unallocated” consists mainly of costs for corporate staffs, non-operational capital gains and losses.

EBITDA Margin by Segment by Quarter

As percentage of net sales, isolated quarters	2008		2007
	Q21)	Q12)	Q4	Q3	Q2	Q1
Networks	11%	12%	15%	13%	24%	23%
Professional Services	14%	15%	16%	17%	16%	16%
Multimedia	9%	-6%	-3%	6%	5%	9%

Total	11%	13%	18%	17%	24%	24%

As percentage of net sales, Year to date	2008		2007
	0806	08032)	0712	0709	0706	0703
Networks	11%	12%	19%	20%	24%	23%
Professional Services	15%	15%	16%	16%	16%	16%
Multimedia	2%	-6%	4%	7%	7%	9%

Total	12%	13%	21%	22%	24%	24%

Calculation not applicable for segment Phones and Unallocated.

1)	Second quarter 2008 for Multimedia is effected by SEK 156 m. due to changed allocation of capitalized development expenses.
2)	First quarter 2008 is restated for the transfer of the IPX operations from Professional Services to Multimedia.

Restructuring costs by Quarter

	2008
Isolated quarters, SEK million	Q2	Q1
Networks	-1,519	-692
Professional Services	-170	-88
Multimedia	-138	-10

Total	-1,827	-790

	2008
Year to Date, SEK million	0806	0803
Networks	-2,211	-692
Professional Services	-258	-88
Multimedia	-148	-10

Total	-2,617	-790

No restructuring charges recognized during 2007.

24

SECOND QUARTER REPORT

July 22, 2008

Net Sales by Market Area by Quarter

	2008		2007
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Western Europe 1)	12,125	11,681	15,396	12,341	12,440	12,508
Central & Eastern Europe, Middle East & Africa	11,253	11,123	14,256	11,957	11,468	10,980
Asia Pacific	15,785	12,908	13,734	12,027	16,616	12,252
Latin America	4,956	4,154	6,750	4,240	4,083	3,310
North America	4,413	4,309	4,324	2,980	3,012	3,106

Total 2)	48,532	44,175	54,460	43,545	47,619	42,156

_____________
1) Of which Sweden	2,308	1,993	2,453	1,946	2,055	1,941
2) Of which EU	13,427	12,744	17,575	13,643	13,977	13,783

	2008		2007
Sequential change, percent	Q2	Q1	Q4	Q3	Q2	Q1
Western Europe 1)	4%	-24%	25%	-1%	-1%	-27%
Central & Eastern Europe, Middle East & Africa	1%	-22%	19%	4%	4%	-23%
Asia Pacific	22%	-6%	14%	-28%	36%	-12%
Latin America	19%	-38%	59%	4%	23%	-31%
North America	2%	0%	45%	-1%	-3%	-22%

Total 2)	10%	-19%	25%	-9%	13%	-22%

_____________
1) Of which Sweden	16%	-19%	26%	-5%	6%	-15%
2) Of which EU	5%	-27%	29%	-2%	1%	-26%

	2008		2007
Year-over-year change, percent	Q2	Q1	Q4	Q3	Q2	Q1
Western Europe 1)	-3%	-7%	-10%	6%	-3%	9%
Central & Eastern Europe, Middle East & Africa	-2%	1%	-1%	10%	-3%	16%
Asia Pacific	-5%	5%	-2%	3%	32%	26%
Latin America	21%	25%	41%	1%	7%	-9%
North America	47%	39%	9%	3%	-19%	-41%

Total 2)	2%	5%	0%	6%	6%	7%

_____________
1) Of which Sweden	12%	3%	7%	3%	2%	19%
2) Of which EU	-4%	-8%	-6%	5%	-6%	11%

	2008		2007
Year to date, SEK million	0806	0803	0712	0709	0706	0703
Western Europe 1)	23,806	11,681	52,685	37,289	24,948	12,508
Central & Eastern Europe, Middle East & Africa	22,376	11,123	48,661	34,405	22,448	10,980
Asia Pacific	28,693	12,908	54,629	40,895	28,868	12,252
Latin America	9,110	4,154	18,383	11,633	7,393	3,310
North America	8,722	4,309	13,422	9,098	6,118	3,106

Total 2)	92,707	44,175	187,780	133,320	89,775	42,156

_____________
1) Of which Sweden	4,301	1,993	8,395	5,942	3,996	1,941
2) Of which EU	26,171	12,744	58,978	41,403	27,760	13,783

Year to date, year-over-year change, percent	2008		2007
	0806	0803	0712	0709	0706	0703
Western Europe 1)	-5%	-7%	-1%	4%	2%	9%
Central & Eastern Europe, Middle East & Africa	0%	1%	5%	7%	6%	16%
Asia Pacific	-1%	5%	14%	21%	29%	26%
Latin America	23%	25%	12%	0%	-1%	-9%
North America	43%	39%	-15%	-24%	-32%	-41%

Total 2)	3%	5%	4%	6%	6%	7%

_____________
1) Of which Sweden	8%	3%	8%	8%	10%	19%
2) Of which EU	-6%	-8%	0%	3%	2%	11%

25

SECOND QUARTER REPORT

July 22, 2008

External Net Sales by Market Area by Segment

SEK million Apr - Jun 2008	Networks	Professional Services	Multimedia	Total
Western Europe	5,701	4,443	1,981	12,125
Central & Eastern Europe, Middle East & Africa	8,273	1,974	1,006	11,253
Asia Pacific	12,803	2,308	674	15,785
Latin America	3,365	1,267	324	4,956
North America	3,132	1,026	255	4,413

Total	33,274	11,018	4,240	48,532

Share of Total	68%	23%	9%	100%

SEK million Year to date 2008	Networks	Professional Services	Multimedia	Total
Western Europe	11,364	8,735	3,707	23,806
Central & Eastern Europe, Middle East & Africa	16,335	3,920	2,121	22,376
North America	22,983	4,276	1,434	28,693
Latin America	6,255	2,237	618	9,110
Asia Pacific	6,329	1,861	532	8,722

Total	63,266	21,029	8,412	92,707

Share of Total	68%	23%	9%	100%

First quarter 2008 is restated for the transfer of the IPX operations from Professional Services to Multimedia.

Top 15 Markets in Sales

Market	Q2 Share of iso. total sales	Year to date Share of total sales
China	9%	8%
India	8%	7%
United States	7%	7%
Italy	5%	5%
Sweden	5%	5%
Spain	4%	4%
Indonesia	4%	4%
United Kingdom	3%	3%
Brazil	3%	3%
Canada	2%	3%
Japan	2%	2%
Nigeria	2%	2%
Germany	2%	2%
Pakistan	2%	2%
Australia	2%	2%

26

SECOND QUARTER REPORT

July 22, 2008

Transactions with Sony Ericsson Mobile Communications

	2008		2007
SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Revenues from Sony Ericsson	1,271	1,547	1,930	1,242	1,411	1,160
Purchases from Sony Ericsson	20	170	39	11	232	51
Receivables from Sony Ericsson	927	1,097	932	132	178	116
Liabilities to Sony Ericsson	186	330	204	1,357	2,464	3,720
Dividends from Sony Ericsson	—	2,220	—	1,388	2,561	—
Provisions
	2008		2007
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Opening balance	10,056	9,726	10,357	11,675	12,291	13,882
Additions	2,724	2,019	1,710	874	1,056	1,519
Utilization/Cash out	-1,343	-781	-1,215	-1,341	-1,276	-2,476
Reversal of excess amounts	-244	-622	-1,401	-668	-1,006	-675
Reclassification, translation difference and other	-87	-286	275	-183	610	41

Closing balance	11,106	10,056	9,726	10,357	11,675	12,291

	2008		2007
Year to date, SEK million	0806	0803	0712	0709	0706	0703
Opening balance	9,726	9,726	13,882	13,882	13,882	13,882
Additions	4,743	2,019	5,159	3,449	2,575	1,519
Utilization/Cash out	-2,124	-781	-6,308	-5,093	-3,752	-2,476
Reversal of excess amounts	-866	-622	-3,750	-2,349	-1,681	-675
Reclassification, translation difference and other	-373	-286	743	468	651	41

Closing balance	11,106	10,056	9,726	10,357	11,675	12,291

27

SECOND QUARTER REPORT

July 22, 2008

Other Information

	Apr-Jun		Jan-Jun		Jan-Dec
	2008	2007	2008	2007	2007
Number of shares and earnings per share 1)
Number of shares, end of period (million)	3,226	3,226	3,226	3,226	3,226
of which A-shares (million)	262	262	262	262	262
of which B-shares (million)	2,964	2,964	2,964	2,964	2,964
Number of treasury shares, end of period (million)	43	49	43	49	46
Number of shares outstanding, basic, end of period (million)	3,183	3,178	3,183	3,178	3,180
Numbers of shares outstanding, diluted, end of period (million)	3,199	3,193	3,199	3,193	3,195
Average number of treasury shares (million)	44	49	45	49	48
Average number of shares outstanding, basic (million)	3,183	3,178	3,182	3,177	3,178
Average number of shares outstanding, diluted (million)2)	3,199	3,193	3,198	3,193	3,193
Earnings per share, basic (SEK)	0.60	2.02	1.43	3.85	6.87
Earnings per share, diluted (SEK)2)	0.59	2.01	1.42	3.83	6.84

Ratios
Equity ratio, percent	—	—	54.6%	54.4%	55.1%
Capital turnover (times)	1.2	1.2	1.1	1.2	1.2
Trade receivable turnover (times)	3.4	3.5	3.2	3.4	3.4
Inventory turnover (times)	4.9	4.5	4.8	4.4	5.2
Return on equity, percent	5.8%	20.3%	6.9%	19.9%	17.2%
Return on capital employed, percent	8.3%	24.8%	9.2%	24.2%	20.9%
Days Sales Outstanding	—	—	107	106	102
Payable days	51	58	56	63	57
Payment readiness, end of period	—	—	64,892	50,076	64,678
Payment readiness, as percentage of sales	—	—	35.0%	27.9%	34.4%

Exchange rates used in the consolidation
SEK / EUR - average rate	—	—	9.41	9.20	9.24
- closing rate	—	—	9.46	9.25	9.45
SEK / USD - average rate	—	—	6.14	6.91	6.74
- closing rate	—	—	6.00	6.85	6.43

Other
Additions to property, plant and equipment	893	1,024	1,839	1,792	4,319
of which in Sweden	397	403	796	637	1,250

Additions to capitalized development expenses	422	251	755	457	1,053
Capitalization of development expenses, net	-612	-334	-968	-670	-1,334

Depreciation, amortization and impairment losses
Development expenses	1,034	585	1,723	1,127	2,387
Property, plant and equipment and other intangible assets	1,495	1,555	3,020	2,876	5,976

Total	2,529	2,140	4,743	4,003	8,363

Export sales from Sweden	26,380	26,647	52,436	49,131	102,486

1)	Reverse split 1:5 was made in June 2008. Comparable figures are restated accordingly.
2)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

Ericsson Planning Assumptions for Year 2008

Research and development expenses

We estimate R&D expenses for the full year to be at about the same runrate level as in the second half of 2007. The estimate includes amortizations/write-downs of intangible assets related to major acquisitions previously made and excludes restructuring. However, currency effects may cause this to change.

Tax rate

We estimate the tax rate for the full year 2008 to be around 28%.

Capital expenditures

Excluding acquisitions, the capital expenditures in relation to sales are not expected to be significantly different in 2008, remaining at roughly two percent of sales.

Utilization of provisions

Expected utilization of provisions for year 2008 is stated in the Annual report, note C18.

28

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General councel

By:	/s/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: July 22, 2008